Exhibit 99.1

Capitalisation

The following table shows the Group’s capitalisation and indebtedness on a consolidated basis in accordance with IFRS as at 31 December 2018. In accordance with IFRS, certain preference shares are classified as debt and are included in subordinated liabilities in the table below.

31 December 2018
(£m)
Capitalisation
Equity
Shareholders’ equity	43,434
Other equity instruments	6,491
Non-controlling interests	274
Total equity	50,199

Indebtedness

Subordinated liabilities	17,656

Debt securities
Debt securities in issue	91,168
Liabilities held at fair value through profit or loss (debt securities)	7,085
Total debt securities	98,253

Total indebtedness	115,909

Total capitalisation and indebtedness	166,108

Excluding indebtedness issued under government-guaranteed funding programmes, none of the indebtedness set forth above is guaranteed by persons other than members of the Group. As of 31 December 2018, all indebtedness was unsecured except for £33.7 billion of securitisation notes and covered bonds and £2.3 billion of debt securities issued by the Group’s asset-backed conduits.

Other than the redemption of £9 million of Tier 1 Step-up Sterling notes and £40 million of Tier 1 Step-up Euro notes in January 2019 and £135 million of Tier 2 Euro notes in February 2019, there have been no issuances or redemptions of subordinated liabilities since 31 December 2018.

There has been no material change in the information set forth in the table above since 31 December 2018.